FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc - Preliminary Results Announcement

Year Ended 31 December 2006

On 1 February 2007, Abbey National plc ('Abbey') issued a Trading Statement summarising the results for the year ended 31 December 2006. That statement was unaudited and did not comprise a results announcement. It contained narrative on business trends and new business.

This preliminary results announcement is a follow-up to the Trading Statement and comprises Abbey's 2006 full year results announcement. It contains audited primary financial statements, consisting of a statutory income statement, balance sheet, statement of recognised income and expense, and cash flow statement. For further details of business trends it should be read in conjunction with the Trading Statement issued on 1 February 2007.

Whilst the financial information included in this preliminary results announcement has been calculated in accordance with International Financial Reporting Standards (IFRS), this preliminary results announcement does not contain all the financial statement disclosures that would be required under IFRS. Abbey's Annual Report and Accounts, including full financial statements that comply with IFRS have also been published today.

Group Summary

Summarised consolidated statutory income statement and selected ratios

	31 December 2006 £m	31 December 2005 £m
Net interest income	1,228	1,172
Non-interest income	1,242	1,183
Total operating income	2,470	2,355
Administrative expenses	(1,420)	(1,577)
Depreciation and amortisation	(215)	(195)
Impairment (losses)/recoveries on loans and advances	(344)	(218)
Provisions for other liabilities and charges	(63)	(3)
Profit/(loss) on continuing operations before tax	428	362
Tax on profit/(loss) on continuing operations	(115)	(108)
Profit/(loss) for the year from continuing operations	313	254
(Loss) / profit for the year from discontinued operations	(245)	166
Profit for the year	68	420

Tier 1 capital ratio (%)	8.0%	10.0%
Equity Tier 1 capital ratio (%)	5.6%	6.6%
Closing risk weighted assets	62,942	55,972

2006 compared to 2005

Profit on continuing operations before tax of £428m increased from £362m in 2005. Material movements by line include:

   Net interest income of £1,228m compared to £1,172m in 2005 increased by £56m. The increase relates in part to earnings on the proceeds from the sale of the life businesses in 2006. The remaining movement was largely due to higher Retail Banking income driven by growth in retail lending assets and stable retail spreads being offset by the reduction in income from asset financing operations and other businesses, which are being run-down.
  Non-interest income of £1,242m compared to £1,183m in 2005 increased by £59m. The increase relates primarily to the uplift in revenues within Financial Markets due to the benefits of favourable market conditions and increased external business.
  Administrative expenses of £1,420m (2005: £1,577m) decreased by £157m. The reduction largely reflects the benefits of the cost reduction programme with the majority of the savings relating to employment costs driven by a headcount reduction of approximately 2,000 in 2006 (excluding the reduction reflecting the impact of the sale of the life insurance businesses). In addition, the 2005 administrative expenses included misselling administration costs of £70m.
  Depreciation and amortisation of £215m compared to £195m in 2005 increased by £20m due to the timing of asset additions in 2005.
  Impairment losses on loans and advances of £344m compared to £218m in 2005 increased by £126m. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio, including portfolios that are no longer open to new business, with some deterioration in quality. The remaining increase was mainly due to mortgage-related charges increasing modestly from a very low base relative to the overall book.
  Provisions for other liabilities and charges of £63m compared to £3m in 2005 increased by £60m due to provisions for misselling remediation payments to customers.

(Loss) / profit for the year from discontinued operations of £(245)m (2005: £166m) comprises the profit of the discontinued operations of £19m (2005: £166m) and a loss on sale of £264m. The decrease in profit reflects the sale of the life insurance business in the third quarter of 2006, together with an increased level of lapses on with-profits bonds in 2006 prior to the sale, and an impairment charge of £69m on intangible assets. The loss on sale principally reflects the discount to embedded value that is normal in sales of life insurance businesses.

Consolidated Income Statement

For the years ended 31 December 2006 and 2005

	2006 £m	2005 £m
Interest and similar income	5,644	5,419
Interest expense and similar charges	(4,416)	(4,247)
Net interest income	1,228	1,172
Fee and commission income	789	751
Fee and commission expense	(90)	(107)
Net fee and commission income	699	644
Dividend income	1	1
Net trading income	408	471
Other operating income, net	134	67
Total operating income	2,470	2,355
Administration expenses	(1,420)	(1,577)
Depreciation and amortisation	(215)	(195)
Total operating expenses	(1,635)	(1,772)
Impairment losses on loans and advances	(344)	(218)
Provisions for other liabilities and charges	(63)	(3)
Profit on continuing operations before tax	428	362
Tax on profit on continuing operations	(115)	(108)
Profit for the year from continuing operations	313	254
(Loss)/profit for the year from discontinued operations	(245)	166
Profit/(loss) for the year	68	420
Attributable to:
Equity holders of the company	68	420

Consolidated Balance Sheet

As at 31 December 2006 and 2005

	2006 £m	2005 £m
Assets
Cash and balances at central banks	888	991
Trading assets	62,314	58,231
Derivative financial instruments	8,336	11,855
Financial assets designated at fair value	8,713	30,597
Loans and advances to banks	2,242	444
Loans and advances to customers	103,146	95,467
Available for sale securities	23	13
Investment in associated undertakings	22	24
Intangible assets	90	171
Value of in force business	-	1,721
Property, plant and equipment	415	314
Operating lease assets	2,082	2,172
Current tax assets	223	235
Deferred tax assets	804	796
Other assets	2,507	4,003
Total assets	191,805	207,034
Liabilities
Deposits by banks	6,656	5,617
Deposits by customers	66,519	65,889
Derivative financial instruments	10,218	11,264
Trading liabilities	57,604	52,664
Financial liabilities designated at fair value	8,151	7,948
Debt securities in issue	28,998	21,276
Other borrowed funds	1,655	2,244
Subordinated liabilities	5,020	6,205
Insurance and reinsurance liabilities	-	21,501
Macro hedge of interest rate risk	174	13
Other liabilities	1,616	3,190
Investment contract liabilities	-	3,306
Provisions	180	253
Current tax liabilities	300	288
Deferred tax liabilities	564	886
Retirement benefit obligations	1,034	1,380
Total liabilities	188,689	203,924
Equity
Share capital	148	148
Share premium account	1,857	1,857
Retained earnings	1,111	1,105
Total shareholders equity	3,116	3,110
Total liabilities and equity	191,805	207,034

Consolidated Statement of Recognised Income and Expense

For the years ended 31 December 2006 and 2005

	2006 £m	2005 £m
Exchange differences on translation of foreign operations	(9)	3
Actuarial gains/(losses) on defined benefit pension plans	219	(154)
Gains on available for sale securities	1	-
Tax on items taken directly to equity	(66)	46
Net gain/(loss) recognised directly in equity	145	(105)
Profit/(loss) for the year	68	420
Total recognised income and expense for the year	213	315
Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	-	(293)
	213	22
Attributable to:
Equity holders of the parent	213	22

Consolidated Cash Flow Statement

For the years ended 31 December 2006 and 2005

	2006 £m	2005 £m
Net cash flow used in operating activities
Profit/(loss) for the year	68	420
Adjustments for:
Non cash items included in net profit	1,125	273
Change in operating assets	(10,682)	(11,830)
Change in operating liabilities	(2,341)	3,934
Income taxes paid	(60)	(132)
Effects of exchange rate differences	(1,196)	80
Net cash flow used in operating activities	(13,086)	(7,255)

Cash flows from/(used in) investing activities
Dividends received from associates	3	3
Investment in associates	(1)	(5)
Disposal of subsidiaries, net of cash disposed	244	845
Purchase of tangible and intangible fixed assets	(230)	(329)
Proceeds from sale of tangible and intangible fixed assets	5	190
Proceeds from sale of investment properties	-	1,332
Purchase of non-dealing securities	(9)	(2)
Net cash flow from investing activities	12	2,034

Cash flows from/(used in) financing activities
Issue of loan capital	10,778	4,351
Repayment of loan capital	(8,813)	(2,925)
Dividends paid	(207)	-
Net cash flows from financing activities	1,758	1,426
Net decrease in cash and cash equivalents	(11,316)	(3,795)
Cash and cash equivalents at beginning of the year	8,241	11,259
Effects of exchange rate changes on cash and cash equivalents	(772)	777
Cash and cash equivalents at the end of the year	(3,847)	8,241

Abbey & Santander

Abbey National plc ('Abbey') is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ('Santander') (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this preliminary results announcement constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this preliminary results announcement may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this preliminary results announcement. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims' and 'plans' and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

The financial information set out in this preliminary results announcement does not constitute Abbey's statutory accounts for the years ended 31 December 2006 or 2005, but is derived from those accounts. Statutory accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered in due course. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under sections 237(2) or (3) Companies Act 1985.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

Simon Donovan (Investor Relations) 020 7756 4476

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 15 March 2007	By / s / Katherine Bond
(Authorised Signatory)